AMERICAS GOLD AND SILVER COMPLETES PHASE 2 OF NO. 3 SHAFT UPGRADES AT GALENA, INCREASING
CURRENT HOISTING CAPACITY BY 100% AND PROVIDES OPERATIONS UPDATE

TORONTO, ONTARIO and WALLACE, IDAHO - June 25, 2026 - Americas Gold and Silver Corporation (TSX: USA) (NYSE American: USAS) ("Americas" or the "Company") a growing North American precious metals and antimony producer, is pleased to announce the completion of Phase 2 of the No. 3 Shaft modernization program at the Galena Complex in Idaho, a key infrastructure project supporting the Company's planned production growth at both the Galena and Crescent mines.  The No. 3 Shaft serves as the primary production shaft for personnel, materials, and ore at the Galena Complex. The modernization program is a cornerstone of the Company's previously announced growth capital program and represents a significant step toward increasing mining rates, improving operating efficiency, reducing operational risk, and unlocking the long-term value of both the Galena and Crescent mines.

The Company also reports that earlier this month a minor electrical fire was identified and rapidly contained at its Galena Mine in Idaho, USA. The incident resulted in no injury to staff or significant damage to mine infrastructure. The electrical fire was an isolated incident and was the result of a short circuit in a ventilation fan on the 4900 Level of the mine. Galena has since resumed normal operations, with the exception of the 4900 Level, which is undergoing additional precautionary safety audits and evaluation for any necessary repairs to the ventilation infrastructure in the area. In addition, a regional wildfire occurred last week near the Company's Crescent Mine and has since been fully extinguished. There was no damage at the mine site, however the fire prevented mine personnel from accessing the mine for approximately two days due to regional and Company safety mandates. Crews have since resumed normal development activities.

Paul Andre Huet, Chairman and CEO, commented: "First and foremost, I am thrilled that all our personnel are safe and that our safety protocols and systems were followed after an isolated electrical fire caused by a short circuit in a ventilation fan. I am proud that our crews performed in such a professional manner and utilized their extensive mine rescue training to quickly and safely deal with a situation of this nature. The professionalism of the response by our Galena team is no surprise to me: just last month, the Galena Mine Rescue Team ranked first overall at the nationally recognized Central Mine Rescue Competition, held in Juneau, Alaska. The safety of our people will always be our highest priority, and I was very pleased to see that our mine rescue team was quickly deployed and confirmed that the situation was isolated and fully contained.

The Galena Mine resumed normal operations immediately following containment of the situation, apart from the 4900 Level, where mining activities remain paused while a full assessment of the situation and any necessary repairs are completed. This necessary assessment will delay mining activities in some of our higher-grade stopes on the 4900 Level into early Q3, however we do not anticipate any impact on our full-year 2026 production guidance as a result of this incident. At Crescent, the regional wildfire was extinguished over the course of two days and access to our development work at the mine quickly resumed thereafter. With both interruptions behind us, we look forward to a productive second half of 2026 as we maintain our full year guidance for the year with production continuing to be second half weighted."

Mr. Huet continued, "The No. 3 Shaft is the backbone of the Galena Complex, and these upgrades represent one of the most important infrastructure investments we have made to-date to support the next phase of growth. Through increasing total hoisting capacity by approximately 150%, expanding skip payloads by 40%, and significantly improving shaft reliability, we have materially de-risked our growth plans and created the infrastructure necessary to support higher mining rates at the Galena mine. Our crews worked around the clock for 28 days to complete the Phase 2 upgrade project, which included additional maintenance opportunities that were identified and addressed to set the mine up for success in the second half of the year."

Galena No. 3 Shaft Upgrades

The Phase 1 and Phase 2 upgrades to the No. 3 Shaft have increased hoisting capacity from approximately 42 short tons per hour ("stph") to as high as 105 stph during recent operating periods (a 150% increase over historical capacity), with 85 stph achieved on a regular basis.

Phase 2 upgrades focused on installing a new braking system capable of safely supporting the higher hoisting speeds enabled by the motor upgraded previously in Phase 1. The work was extended by an additional two weeks over the 14-day planned shutdown period and included all required mechanical, electrical, and control-system modifications necessary to safely operate at higher throughput rates.  Following commissioning, the upgraded system achieved average hoisting rates exceeding 85 stph over a 15-day operating period, representing an increase of more than 100% compared to historical performance. Final optimization of the shaft, expected to maintain hoisting rates at the designed 105 stph, will include:

  Adjustments to guide alignment
  Installation of new and lighter cages and skips increasing ore payload capacity
  Optimization of shaft schedules as throughput rates increase
  Optimize load measuring in skips to ensure maximum payload
  Upgrade in-shaft communication network (Leaky Feeder and Fiber Optics) for future automation

None of this work will require additional downtime to the shaft as the work will be performed during planned weekly downtime periods. Phase 2 capital expenditures totaled approximately US$1.1 million, representing a highly capital-efficient investment that materially expands hoisting capacity and supports future production growth.

As previously reported (see Americas news releases dated September 16, 2025 and April 27, 2026), AGS completed the Phase 1 upgrades in the first quarter of 2026 to increase skipping capacity from 5 tons to 7 tons, a 40% increase in payload per trip, while the installation of a new 2,250-horsepower hoist motor increased available hoisting power by approximately 29%. The Company has secured and installed an additional hoist motor as a critical spare, significantly improving operational reliability and reducing downtime risk.

The upgraded No. 3 shaft is expected to provide approximately 1,350 tons per day of total hoisting capacity. This increased capacity is designed to support planned ore production rates averaging approximately 650 tons per day (a ~50% increase) by the end of 2026 while providing the operational flexibility necessary to support future production growth across the broader Galena Complex.

About Americas Gold and Silver Corporation

Americas Gold & Silver is a rapidly growing North American mining company producing silver, copper, and antimony from high-grade operations in the U.S. & Mexico. In Dec. 2024, Americas acquired 100% ownership of the Galena Complex (Idaho) in a transaction with Eric Sprott, former 40% Galena owner, in exchange becoming Americas' largest shareholder at ~14%. This unitized Galena as a cornerstone U.S. silver asset and the nation's largest antimony mine. In Dec. 2025, Americas acquired the fully permitted, past-producing Crescent Silver Mine (9 mi from Galena), creating significant potential future synergies through shared infrastructure & processing. Americas also owns & operates the Cosalá Ops. in Mexico. Americas is fully funded to aggressively grow production at the Galena Complex, Crescent and in Mexico with an aim to be a leading North American silver producer and a key source of U.S.-produced antimony.

For more information:

Miranda Powell

Manager, Communications

M:  +1-775-771-8832

E:  ir@americas-gold.com

Cautionary Statement on Forward-Looking Information

This news release contains "forward-looking information" within the meaning of applicable securities laws. Forward-looking information includes, but is not limited to, Americas' expectations, intentions, plans, assumptions, and beliefs with respect to, among other things, the progress, timelines, and benefits of the #3 Shaft upgrades at the Galena Complex, including increased hoisting capacity and operational efficiencies, and are subject to the risks and uncertainties outlined below. Often, but not always, forward-looking information can be identified by forward-looking words such as "anticipate," "believe," "expect," "goal," "plan," "intend," "potential," "estimate," "may," "assume," and "will" or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions, or statements about future events or performance. Forward-looking information is based on the opinions and estimates of Americas as of the date such information is provided and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of Americas to be materially different from those expressed or implied by such forward-looking information. These risks and uncertainties include, but are not limited to: interpretations or reinterpretations of geologic information; unfavorable exploration results; inability to obtain permits required for future exploration, development, or production; general economic conditions and conditions affecting the mining industry; the uncertainty of regulatory requirements and approvals; potential litigation; fluctuating mineral and commodity prices; the ability to obtain necessary future financing on acceptable terms or at all; risks associated with the mining industry generally, such as economic factors (including future commodity prices, currency fluctuations, and energy prices), ground conditions, failure of plant, equipment, processes, and transportation services to operate as anticipated, environmental risks, government regulation, actual results of current exploration and production activities, possible variations in grade or recovery rates, permitting timelines, capital expenditures, reclamation activities, labor relations; and risks related to changing global economic conditions and market volatility. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated, or intended. Readers are cautioned not to place undue reliance on such information. Additional information regarding the factors that may cause actual results to differ materially from this forward-looking information is available in Americas' filings with the Canadian Securities Administrators on SEDAR+ and with the SEC. Americas does not undertake any obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events, or other such factors which affect this information, except as required by law. Americas does not give any assurance (1) that Americas will achieve its expectations, or (2) concerning the result or timing thereof. All subsequent written and oral forward-looking information concerning Americas are expressly qualified in their entirety by the cautionary statements above.